David G. Peinsipp
+1 415 693 2177
dpensipp@cooley.com
CONFIDENTIAL TREATMENT REQUESTED
BY ROOT, INC.
October 15, 2020
Via EDGAR and Email
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer
Re:       Root, Inc.
Registration Statement on Form S-1
File No. 333-249332
Ladies and Gentlemen:
We are submitting this letter on behalf of Root, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on October 5, 2020 (the “Registration Statement”).  This letter also serves as the Company’s response to comment number 22 received from the Staff by letter dated September 4, 2020, relating to the Company’s Draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on August 10, 2020, and amended on September 17, 2020 and October 5, 2020.
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 693-2177 rather than rely on the U.S. mail for such notice.
Preliminary IPO Price Range
The Company supplementally advises the Staff that the Company preliminarily estimates that the price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a
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range of $[***] to $[***] per share (the “Preliminary IPO Price Range”) for its proposed initial public offering (“IPO”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined, in large part, based on various discussions that took place between October 12, 2020 and the date hereof among the Company and representatives of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Barclays Capital Inc. and Wells Fargo Securities, LLC, the lead underwriters for the offering. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from representatives of the lead underwriters. We are providing this information to you supplementally to facilitate your review process.
The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors.
Timing Considerations
The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about October 19, 2020 and commencing its road show as early as October 20, 2020, with a target pricing date as early as October 28, 2020.
Historical Fair Value Determinations
As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date using the Black-Scholes option-pricing model. As described in the Registration Statement, this model requires the input of highly subjective assumptions, including the fair value of the underlying common stock. To facilitate the Staff’s review, the table below contains a complete list of all options granted during the period from January 1, 2020 through the date of this letter (the “Review Period”). The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Shares Underlying Options Granted	Fair Value Per Share
January 9, 2020	171,900	7.25
January 14, 2020	275,250	7.25
February 12, 2020	22,450	7.25
February 24, 2020	3,700	7.25
March 1, 2020	319,600	7.25
July 14, 2020	141,252	8.09
July 31, 2020	79,400	8.09
August 6, 2020	384,534	8.09
August 12, 2020	7,600	8.09
August 28, 2020	127,796	8.09
August 29, 2020	24,000	8.09
September 30, 2020	30,050	12.87
Moreover, the Company expects that its board of directors (the “Board”) will act to make additional equity awards during the week of October 12, 2020, which grants would become effective on the date the
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Registration Statement becomes effective. The exercise price of any options so granted would be equal to the initial public offering price in the Company’s initial public offering. The Company advises the Staff that such awards will be disclosed in the Company’s preliminary prospectus.
Overview of Option Pricing and Fair Value Determinations
Each time the Board has granted options, it has granted those options with an exercise price intended to be equal to the fair value of the underlying shares on the date of the grant.  Given the absence of an active trading market for the Company’s equity, determining the fair value of the Company’s common stock has required the Board to make complex and subjective judgments.  In doing so, the Board considered a combination of valuation methodologies.
The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).  The Company obtained independent valuations from nationally recognized independent valuation firms, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were considered in making valuation determinations.
Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, and investing in and valuing companies, including determining the fair value of the common stock of such companies.  In each instance, the Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the methodology and key assumptions in the third-party valuations described in additional detail below.
In valuing the Company’s shares, the Board determined the equity value of the Company’s business generally using various valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date and was supported by independent third-party valuations as of July 31, 2019, April 30, 2020 and August 31, 2020.
July 31, 2019 Valuation
In connection with the July 31, 2019 valuation (the “July 2019 Valuation”), the third-party valuation firm determined the fair value estimate based on a variety of factors, including:
•discussions with management regarding the assets, financial and operating history and forecasted future operations of the Company;
•analysis of audited and unaudited historical and forecast financial statements, as applicable, and other financial and operational data concerning the Company;
•review of corporate documents including, but not limited to, the capitalization summary of preferred stock, common stock, options and warrants;
•analysis of the Company, its financial and operating history, the nature of its product(s)/service(s), technologies and its competitive position;
•analysis of the industry in which the Company competes, the stage of the development of the Company’s target markets and the pace of adoption of its chosen technology platforms;
•research and analysis concerning comparable public companies and transactions involving comparable public and private companies;
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•analysis concerning the current economic conditions and outlook for the US economy, as well as applicable global economic conditions; and
•analysis and estimation of the fair market value and fair value of the common equity on a non-marketable, minority interest basis as of the valuation date.
This market approach measured the value of an asset or business through an analysis of sales or offerings of comparable investments or assets. When applied to the valuation of equity interests, consideration was given to the financial condition and operating performance of the entity being appraised relative to those of publicly traded entities operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. The prior sales of company stock methodology (or backsolve method of the option pricing method (“the “OPM”)) of the market approach derived the implied equity value for a company from a recent transaction involving the company’s own securities. The basis for application of this method was transactions in equity securities of the enterprise with unrelated investors or among unrelated investors themselves.
The third-party valuation firm relied on the backsolve method for the July 2019 Valuation using the Company’s proposed Series E convertible preferred stock financing. While the initial closing of the Series E round did not occur until September 2019, the Company believed the proposed transaction reflected an appropriate indication of value at the time of the valuation as negotiations with the proposed outside institutional investors in arms-length transactions around this priced round occurred prior to the valuation date.
The equity values derived from the backsolve method were allocated to each of the Company’s classes of stock using the OPM. The OPM uses the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM uses the Black-Scholes option-pricing model to price the call options. The OPM is appropriate to use when the range of possible outcomes is so difficult to predict that forecasts would be highly speculative, as was the case when the Company utilized this methodology.
The July 2019 Valuation was prepared on a minority, non-marketable interest basis using the equity value derived from an OPM backsolve method performed on the Company’s Series E convertible preferred stock issuance based on negotiations with the applicable outside institutional investors in arms-length transactions. The OPM backsolve method indicated an equity value of $[***] billion based on the offering price of $16.49 per share of Series E convertible preferred stock. Finally, a discount for lack of marketability (“DLOM”) was applied to the estimated fair value of the Company’s common stock. A DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable, and the common stock of a private company is not. In determining a DLOM, consideration was given to the financial performance and nature of the Company and its early-stage nature, sale/transfer restrictions associated with the Company’s common stock, the relative lack of voting power associated with the common stock in comparison to the preferred stock, and the inability to influence decisions regarding the Company, the Company’s dividend policy, and the significant holding period associated with the common stock, among other factors. The Company applied a DLOM of [***]% and the fair value of the common stock was determined to be $[***] per share as of July 31, 2019.
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April 30, 2020 Valuation
In connection with the April 30, 2020 valuation (the “April 2020 Valuation”), the third-party valuation firm determined the fair value estimate based on a variety of factors, including:
•the nature and history of the Company’s business;
•the general economic conditions and specific industry outlook;
•the book value of the Company and its financial condition;
•the earning capacity of the Company;
•the Company’s distribution history and capacity;
•the existence of goodwill or other intangible value within the business;
•prior interest sales and the size of the interests being valued; and
•the market price of companies engaged in the same or a similar line of business having their equity securities actively traded in a free and open market, either on an exchange or over-the-counter.
The April 2020 Valuation applied a probability weighted expected return method (“PWERM”), in which the value per share of common stock was determined by weighting a possible IPO around July 2021 scenario (“Scenario 1”) and a scenario of remaining private for approximately [***] years following the valuation date (“Scenario 2”) at [***]% and [***]%, respectively. Using a hybrid of the income approach and the market approach to determine an enterprise value, the April 2020 Valuation utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock.
The expected timing of a potential IPO and the probabilities associated with these respective scenarios were estimated based on guidance provided by management. The value of the Company’s equity used to determine the appropriate allocation of value to the shareholders is calculated based on different methodologies in each scenario. For Scenario 1, the value of the Company’s equity was based on the market approach focused on comparing the Company to guideline publicly traded entities, as well as guidance from management. In applying this method, valuation multiples are: (i) derived from historical or forecasted operating data of selected guideline entities; (ii) evaluated and/or adjusted based on the strengths and weaknesses of the subject entity relative to the selected guideline entities; and (iii) applied to the appropriate operating data of the subject entity to arrive at a value indication. For Scenario 2, the Company’s equity value was estimated based on the discounted cash flow analysis and the market approach focused on comparing the Company to guideline publicly traded entities.
The PWERM involved the estimation of future potential outcomes for a company, as well as values and probabilities associated with each respective potential outcome. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an IPO, merger or sale, dissolution, or continued operation as a private company.
Scenario-based methods are forward-looking methods that consider the payoff to each class of equity in a future exit scenario, discounted to the measurement date at an appropriate rate of return for that class. For Scenario 1, the third-party valuation firm estimated the future equity value of the Company in an IPO based on 21 publicly-traded comparable companies within the industry. The equity value for the comparable industry peers identified a composite revenue multiple of [***]. The estimated exit value was
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determined to be $[***] billion based on guideline company revenue multiple. For Scenario 2, the third-party valuation firm estimated the equity value of the Company was based on equal weighting (50% each) between the income approach based on the Company’s future cash flow expectations and a market approach of the future equity value of the Company in an IPO based on 21 publicly-traded comparable companies within the industry. Based on the wide range of possible exit scenarios under Scenario 2, the valuation firm used an OPM analysis of the weighted equity values, the Company’s equity value under this analysis was determined to be approximately $[***] billion.
At the time of the April 2020 Valuation, Scenario 1 was weighted at [***]%, given the uncertainty surrounding a potential IPO particularly in light of the recent emergence and rapid spread of the COVID-19 pandemic (“COVID-19”) and its potential effects on the overall economy and market volatility, and Scenario 2 was weighted at [***]%. The Company respectfully advises the Staff that it was not until subsequent to the April 30, 2020 valuation date that the Company decided to commence moving forward with a potential IPO process and held its organizational meeting on July 16, 2020, which was why Scenario 1 was weighted at [***]% probability. The Company continued to use the April 2020 Valuation through August 2020 and did not change the probability weighting for Scenario 1 because, although the Company had held an organization meeting for a potential IPO and confidentially submitted a draft Registration Statement by this time, the Company did not believe an IPO was materially more likely to occur than it had been in April 2020 due to ongoing volatility in the public equity markets related, in part, to COVID-19 and the U.S. Presidential election. The Company then applied a DLOM of [***]% to Scenario 1 and [***]% to Scenario 2 and the fair value of the common stock was determined to be $[***] per share as of April 30, 2020.
August 31, 2020 Valuation
In connection with the August 31, 2020 valuation (the “August 2020 Valuation”), the third-party valuation firm determined the fair value estimate based on a variety of factors, including:
•the nature and history of the Company’s business;
•the general economic conditions and specific industry outlook;
•the book value of the Company and its financial condition;
•the earning capacity of the Company;
•the Company’s distribution history and capacity;
•the existence of goodwill or other intangible value within the business;
•prior interest sales and the size of the interests being valued; and
•the market price of companies engaged in the same or a similar line of business having their equity securities actively traded in a free and open market, either on an exchange or over-the-counter.
The August 2020 Valuation applied a PWERM, in which the value per share of common stock was determined by weighting (i) a possible IPO around November 2020 (“Scenario A”), (ii) a possible IPO around July 2021 (“Scenario B”), and (iii) a scenario of remaining private for approximately [***] years following the valuation date (“Scenario C”) at [***]%, [***]% and [***]%, respectively. Using a hybrid of the income approach and the market approach to determine an enterprise value, the August 2020 Valuation utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock.
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The expected timing of a potential IPO and the probabilities associated with these respective scenarios were estimated based on guidance provided by management. The value of the Company’s equity used to determine the appropriate allocation of value to the shareholders is calculated based on different methodologies in each scenario. For Scenario A, the third-party valuation firm estimated the future equity value of the Company in an IPO based on 22 publicly-traded comparable companies within the industry, which consisted of the same 21 publicly-traded companies used in the April 2020 Valuation and [***], which completed its initial public offering subsequent to the date of the April 2020 Valuation. The equity value for the comparable industry peers identified a composite revenue multiple of [***]. The estimated exit value was determined to be $[***] billion based on guideline company revenue multiple. For Scenario B, the third-party valuation firm estimated the future equity value of the Company in an IPO based on 22 publicly-traded comparable companies within the industry. The equity value for the comparable industry peers identified a composite revenue multiple of [***]. The estimated exit value was determined to be $[***] billion based on guideline company revenue multiple. For Scenario C, the third-party valuation firm estimated the equity value of the Company was based on equal weighting (50% each) between the income approach based on the Company’s future cash flow expectations and a market approach of the future equity value of the Company in an IPO based on 22 publicly-traded comparable companies within the industry. Based on the wide range of possible exit scenarios under Scenario C, the valuation firm used an OPM analysis of the weighted equity values, the Company’s equity value under this analysis was determined to be approximately $[***] billion.
At the time of the August 2020 Valuation, Scenario A was weighted at [***]%, given the fact that the Company (i) held its organizational meeting on July 16, 2020, (ii) confidentially filed a draft registration statement for an IPO with the Commission on August 10, 2020 and (iii) established a proposed timeline to complete the IPO by November 2020. However, in light of the uncertainty surrounding the timing of such potential IPO, including as a result of continued market volatility and economic concerns related to COVID-19, and the difficulty in meeting that timeline, the Company felt that a potential IPO in July 2021 was also a realistic possibility. Accordingly, Scenario B was weighted at [***]%. Scenario C was weighted at [***]%. The Company then applied a DLOM of [***]% to Scenario A, [***]% to Scenario B and [***]% to Scenario C and the fair value of the common stock was determined to be $[***] per share as of August 31, 2020.
Sensitivity Analysis
On September 30, 2020, with the August 2020 Valuation taken into consideration, the Board determined that the fair value of the Company’s common stock was $12.87 per share and granted options to purchase 30,050 shares, with an exercise price of $12.87 per share.
For purposes of illustration to the Staff, the Company performed a sensitivity analysis of its valuation for the September 30, 2020 option grants in light of the Preliminary IPO Price Range. The reassessed retrospective valuation applied a straight-line methodology to interpolate estimated fair values based on an assumed fair value of the Company’s common stock of $[***] per share at August 31, 2020, which is equal to [***]% of the midpoint of the Preliminary IPO Price Range. The Company believes a [***]% discount to the midpoint of the Preliminary IPO Price Range is appropriate in light of the inherent uncertainty of the Company completing its IPO as of such date, particularly in light of COVID-19 and broader macroeconomic uncertainties. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock as of September 30, 2020 because the Company did not identify any single event that occurred during the period between August 31, 2020 and September 30, 2020 that would have caused a material change in fair value at the grant date. Based on this reassessed retrospective valuation, the Company determined that it would have an additional $[***] of stock-based compensation expense from the second half of 2020 through 2024, which the Company has
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determined is not material. As a result of this analysis, the Company has not elected to reassess the fair values of the stock options granted from August 31, 2020 through September 2020.
Determination of Preliminary IPO Price Range
As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company and representatives of the lead underwriters, that took place on October 12, 2020. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.
The primary factors that account for the increase of the Preliminary IPO Price Range over the August 2020 Valuation were:
•Valuation Methodology. The valuation methodology applied to the Preliminary IPO Price Range assumes a successful IPO in October 2020 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary IPO Price Range effectively weighs a near-term IPO outcome at 100%. In addition, it assumes that a public market for the Company’s common stock has been created, thereby excluding any marketability or illiquidity discount for the Company’s common stock. In contrast, the August 2020 Valuation, applied an aggregate weighting of [***]% toward the IPO scenarios and a DLOM of [***]%, due to the possibility that the Company would not complete an IPO. Further, the August 2020 Valuation utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO.
Further, the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary IPO Price Range assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.
Lastly, given the proximity to the completion of the IPO, the Preliminary IPO Price Range assumes a successful IPO, which would provide the Company with (1) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (2) access to the public company debt and equity markets, and (3) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate.
•Market Dynamics. The valuation considerations for estimating the Preliminary IPO Price Range were informed by current conditions in the U.S. equity markets, which are continuing to trade at healthy levels, despite recent volatility spurred by corporate earnings and COVID-19 concerns. A number of technology companies have either completed or made public filings for their IPOs, suggesting a potentially favorable market for companies similar to the Company in executing and completing IPOs.
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Conclusion
Based on the above analysis, the Company believes that the fair values determined for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. Based on the above analysis, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.
* * * * *
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Please contact me at (415) 693-2177 or Nicole Brookshire of Cooley LLP at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp Cooley LLP
cc:         Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
Nicole Brookshire, Cooley LLP
Peter Mandel, Cooley LLP
Richard Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP
Kim de Glossop, Goodwin Procter LLP
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